EXHIBIT 5.1

May 29, 2007

Board of Directors
Umpqua Holdings Corporation
Umpqua Bank Plaza
One SW Columbia Street, Suite 1200
Portland, Oregon 97258

Re: Merger with North Bay Bancorp

Ladies and Gentlemen:

This firm has acted as counsel to Umpqua Holdings Corporation (the “Company”) in connection with a merger (the “Merger”) in which North Bay Bancorp was merged with and into the Company pursuant to an Agreement and Plan of Reorganization dated January 17, 2007, and an accompanying Plan of Merger, and in connection with the preparation and filing of:

  the Company’s Registration Statement on Form S-4 (File No. 333-140759) filed with the Securities and Exchange Commission covering shares of Company common stock to be issued to North Bay Bancorp shareholders in the Merger in exchange for shares of North Bay Bancorp common stock (as amended, the “Registration Statement”); and

  Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (the “Amendment”) covering the shares of Company common stock (the “Shares”) to be issued upon the exercise of options issued in accordance with the terms of the North Bay Bancorp Amended and Restated 2002 Incentive Compensation Plan (Formerly North Bay Bancorp 2002 Stock Option Plan) and the North Bay Bancorp Stock Option Plan (together, the “Plans”), and the agreements governing such options.

     In the course of our representation we have examined the Registration Statement, the Amendment, the Plans, and copies of the Articles of Incorporation, Bylaws, and excerpts of minutes of meetings of the Boards of Directors of the Company and North Bay Bancorp. We have also received from officers of the Company certain other documents, corporate records, certificates and representations concerning factual matters. We have reviewed such documents and certificates, made such inquiries of public officials and made such review of laws as we consider necessary for purposes of this opinion. We have relied as to matters of fact upon the above documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Umpqua Holdings Corporation May 29, 2007 Page 2 of 2

     Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that the Shares have been duly authorized by the Company, and, provided that the Amendment remains effective, such state and other securities laws as may be applicable have been complied with and the Company has issued the Shares in the manner provided in the Plans and related agreements governing options and as described in the Amendment, the Shares will be validly issued, fully paid and non-assessable.

     This opinion is limited to the laws of the State of Oregon and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

     We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

                                                                         Very truly yours,

                                                                         /s/ Foster Pepper LLP
                                                                         FOSTER PEPPER LLP